IVY DISTRIBUTORS, INC.

Balance Sheet

December 31, 2018

(In thousands)

Assets

Cash and cash equivalents	$	15,339
Investment securities		31,772
Receivables:		
Fund receivables		315
Income tax receivable from ultimate parent		1,102
Due from affiliates		1,012
Other receivables		216
Prepaid expenses and other current assets		2,231
Total current assets		51,987
Property and equipment, net		3,360
Deferred sales commissions, net		1,094
Other assets		466
Deferred income taxes		9
Total assets	$	56,916

Liabilities and Stockholder's Equity

Accounts payable	$	1,659
Accrued compensation		4,378
Payable to third party brokers		13,138
Due to affiliates		385
Other current liabilities		271
Total current liabilities		19,831
Other long term liabilities		73
Total liabilities		19,904
Stockholder's equity:		
Common stock, $0.001 par value. 1,000 shares authorized;		
100 shares issued and outstanding.		—
Additional paid-in capital		418,109
Accumulated deficit		(381,097)
Total stockholder's equity		37,012
Total liabilities and stockholder's equity	$	56,916

See accompanying notes to financial statements.